SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Clearway Energy, Inc.

(Name of Subject Company and Filing Person (Issuer)

And Name of Filing Person (Issuer))

3.50% Convertible Senior Notes Due 2019 (CUSIP Number: 62942XAA6)

AND

3.25% Convertible Senior Notes due 2020 (CUSIP Number: 62942XAD0)

(Title of Class of Securities)

Kevin P. Malcarney

Senior Vice President, General Counsel and Corporate Secretary

Clearway Energy, Inc.

300 Carnegie Center, Suite 300

Princeton, New Jersey 08540

(609) 608-1525

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

With copies to:

Preston Bernhisel

Baker Botts L.L.P.

2001 Ross Avenue, Suite 900

Dallas, Texas 75201

(214) 953-6500

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2):
$622,206,225	$77,464.68

(1)                    Calculated solely for purposes of determining the filing fee.  The purchase price for each of the 3.50% Convertible Senior Notes due 2019 (the “2019 Notes”) and 3.25% Convertible Senior Notes due 2020 (the “2020 Notes,” and, together with the 2019 Notes, the “Notes”), respectively, as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, October 10, 2018, the currently anticipated repurchase date.  As of September 7, 2018, there was $329,150,000 in aggregate principal amount of 2019 Notes outstanding, resulting in an aggregate maximum purchase price of $331,358,048 for the 2019 Notes.  As of September 7, 2018, there was $287,500,000 in aggregate principal amount of 2020 Notes outstanding, resulting in an aggregate maximum purchase price of $290,848,177 for the 2020 Notes.

(2)                     The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☐                        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

Check the appropriate boxes to designate any transactions to which the statement relates:

☐                        third-party tender offer subject to Rule 14d-1.

☒                      issuer tender offer subject to Rule 13e-4.

☐                        going-private transaction subject to Rule 13e-3.

☐                        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by the Indenture, dated as of February 11, 2014 (the “2019 Indenture”), among Clearway Energy, Inc., a Delaware corporation (formerly known as NRG Yield, Inc.) (the “Company”), the guarantors party thereto and Wilmington Trust, National Association, as trustee (the “Trustee”) (as amended and supplemented to the date hereof, the “2019 Indenture”) relating to the 3.50% Convertible Senior Notes due 2019 (the “2019 Notes”) and the Indenture, dated as of June 29, 2015, among the Company, the guarantors party thereto and the Trustee (as amended and supplemented to the date hereof, the “2020 Indenture”, and together with the 2019 Indenture, the “Indentures”) relating to the 3.25% Convertible Senior Notes due 2020 (the “2020 Notes” and, together with the 2019 Notes, the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein, this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to purchase, and the obligation of the Company to purchase, 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, October 10, 2018, the “Fundamental Change Purchase Date”, pursuant to the terms and conditions of the Fundamental Change Notice and Offer to Purchase dated September 10, 2018 (as it may be amended and supplemented from time to time, the “Fundamental Change Notice”), attached hereto as Exhibit (a)(1), the Indentures and the Notes.

Holders may tender their Notes until 5:00 p.m., New York City time, on October 9, 2018.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  All of the information set forth in the Fundamental Change Notice is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein.  All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Notice.

Item 1.  Summary Term Sheet.

The information set forth in the section of the Fundamental Change Notice entitled “Summary Term Sheet: Questions and Answers” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)  Name and Address.  The name of the issuer is Clearway Energy, Inc., a Delaware corporation (formerly known as NRG Yield, Inc.), a dividend growth-oriented company that owns, operates and acquires contracted renewable and conventional generation and thermal infrastructure assets. The address of the principal executive office of Clearway Energy, Inc. is 300 Carnegie Center, Suite 300, Princeton, New Jersey 08540. The telephone number of its principal executive office is (609) 608-1525.

(b)  Securities.  This Schedule TO relates to the offer by the Company to repurchase all of the outstanding Notes.  The information set forth in “Important Information Concerning the Purchase Right and Conversion Rights — Section 2 — Information Concerning the Notes” of the Fundamental Change Notice is incorporated herein by reference.  As of the date hereof, there is approximately $329,150,000 and $287,500,000 in aggregate principal amount of the 2019 Notes and 2020 Notes outstanding, respectively.

(c)  Trading Market and Price.  The information set forth in “Important Information Concerning the Purchase Right and Conversion Rights — Section 2.4 — Market for the Notes and the Company’s Common Stock” of the Fundamental Change Notice is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

This is an issuer tender offer and, accordingly, the Company is both a filing person and the subject company.  The information set forth in Item 2(a) above and Annex A to the Fundamental Change Notice is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)  Material Terms.

(1)  Tender Offers. The information set forth in the sections entitled “Summary Term Sheet: Questions and Answers,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 2 — Information Concerning the Notes,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 3 — Procedures to Be Followed by Holders Electing to Surrender Notes for Repurchase,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 4 — Right of Withdrawal,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 6 — Plans or Proposals of the Company,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 7 — Notes Acquired or Exchanged,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 10 — Purchases of Notes by the Company and Its Affiliates,” and “Important Information Concerning the Purchase Right and Conversion Rights — Section 11 — Certain United States Federal Income Tax Consequences” of the Fundamental Change Notice is incorporated herein by reference.

(2)  Mergers or Similar Transactions. (i)-(vii)  Not applicable.

(b)  Purchases.  The information set forth in the section entitled “Important Information Concerning the Purchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Fundamental Change Notice is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)   Agreements Involving the Subject Company’s Securities.  The 2019 Notes are governed by the 2019 Indenture, and the 2020 Notes are governed by the 2020 Indenture.  Except as noted in the information set forth in the sections entitled “Important Information Concerning the Purchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Purchase Right and Conversion Rights — Section 10 — Purchases of Notes by the Company and its Affiliates” of the Fundamental Change Notice, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)   Purposes.  The information set forth in “Summary Term Sheet: Questions and Answers”, “Important Information Concerning the Purchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 2.1 — The Company’s Obligation to Repurchase the Notes” of the Fundamental Change Notice is incorporated herein by reference.

(b)  Use of Securities Acquired.  The information set forth in “Important Information Concerning the Purchase Right and Conversion Rights — Section 7— Notes Acquired or Exchanged” of the Fundamental Change Notice is incorporated herein by reference.

(c)  Plans.  (c)(1)-(10)   The information set forth in “Important Information Concerning the Purchase Right and Conversion Rights — Section 12—Additional Information” and “Important Information Concerning the Purchase Right and Conversion Rights — Section 6 — Plans or Proposals of the Company” of the Fundamental Change Notice is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.  The information set forth in “Important Information Concerning the Purchase Right and Conversion Rights — Section 5—Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Notice is incorporated herein by reference.

(b)  Conditions.  There is no financing condition in connection with the Company’s obligation to pay the Fundamental Change Purchase Price for the surrendered Notes.

(d)  Borrowed Funds.  The information set forth in “Important Information Concerning the Purchase Right and Conversion Rights — Section 5—Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Notice is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

(a)  Securities Ownership.  The information set forth in “Important Information Concerning the Purchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and Annex A of the Fundamental Change Notice is incorporated herein by reference.

(b)  Securities Transactions.  Not applicable.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.  The information set forth in “Important Information Concerning the Purchase Right and Conversion Rights — Section 13 — No Solicitations” of the Fundamental Change Notice is incorporated herein by reference.

None of the Company, any of its affiliates, officers, directors, employees, advisors, or representatives, the Trustee, the Paying Agent or the Conversion Agent are making any representation or recommendation to any Holder as to whether holders of the Notes should elect to require the Company to purchase their Notes or convert their Notes.

Item 10.  Financial Statements.

(a)  Financial Information.  The Company believes that its financial condition is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Purchase Right is not subject to any financing conditions and the Purchase Right applies to all outstanding Notes.

(b)  Pro Forma Information.  Not applicable.

Item 11.  Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings  The information set forth in “Important Information Concerning the Purchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Purchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Purchase Right and Conversion Rights — Section 12 — Additional Information” of the Fundamental Change Notice is incorporated herein by reference.

(c)  Other Material Information.  The information set forth in the Fundamental Change Notice is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)	Fundamental Change Notice and Offer to Purchase to Holders of 3.50% Convertible Senior Notes Due 2019 and 3.25% Convertible Senior Notes due 2020, dated September 10, 2018.*

(b)	Not applicable.

(d)(1)

Indenture, dated as of February 11, 2014, among NRG Yield, Inc., NRG Yield Operating LLC and NRG Yield LLC, as Guarantors, and Wilmington Trust, National Association, as Trustee, re: the Company’s 3.50% Convertible Senior Notes Due 2019 is incorporated by reference Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 11, 2014.

(d)(2)

Indenture, dated June 29, 2015, among NRG Yield, Inc., NRG Yield Operating LLC and NRG Yield LLC, a Delaware limited liability company, as Guarantors, and Wilmington Trust, National Association, as Trustee, re: the Company’s 3.25% Convertible Senior Notes Due 2020 is incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 29, 2015.

(d)(3)

Amended and Restated Credit Agreement, dated April 25, 2014, by and among NRG Yield Operating LLC, NRG Yield LLC, Royal Bank of Canada, as Administrative Agent, the lenders party thereto, Royal Bank of Canada, Goldman Sachs Bank USA and Bank of America, N.A., as L/C Issuers and RBC Capital Markets as Sole Left Lead Arranger and Sole Left Lead Book Runner is incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 28, 2014.

(d)(4)

First Amendment to Amended & Restated Credit Agreement, dated June 26, 2015, by and among NRG Yield Operating LLC, NRG Yield LLC, Royal Bank of Canada and the Lenders party thereto is incorporated herein by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2015.

(d)(5)

Second Amendment to Amended & Restated Credit Agreement, dated February 6, 2018, by and among NRG Yield Operating LLC, NRG Yield LLC, the guarantors party thereto, Royal Bank of Canada, as Administrative Agent, and the lenders party thereto is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 12, 2018.

(d)(6)

Third Amendment to Amended and Restated Credit Agreement and Administrative Agent Resignation and Appointment Agreement, dated as of April 30, 2018, by and among NRG Yield Operating LLC, NRG Yield LLC, the guarantors party thereto, Royal Bank of Canada, as Resigning Administrative Agent, JPMorgan Chase Bank, N.A., as Successor Administrative Agent, and the lenders party thereto is incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018.

(d)(7)

364-Day Bridge Credit Agreement, dated August 31, 2018, by and between NRG Yield Operating LLC, as borrower, NRG Yield LLC, as holdings, the lenders party thereto and Royal Bank of Canada, as administrative agent, is incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on September 5, 2018.

(g)	Not applicable.

(h)	Not applicable.

*                 Filed herewith.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARWAY ENERGY, INC.

By:	/s/ Kevin P. Malcarney
Name:	Kevin P. Malcarney
Title:	General Counsel and Corporate Secretary

Dated:	September 10, 2018